SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9 Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC. (Name of Subject Company)

CB BANCSHARES, INC. (Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)

124785106 (CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to: Fred B. White, III Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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LETTER TO SHAREHOLDERS SENT BY CB BANCSHARES

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Dear Fellow Shareholder,

Aloha. We are extremely pleased to report that your company generated record earnings for the year ended December 31, 2003. As you can see, CB Bancshares, Inc. employees and management have been galvanized by the year’s events and we have strengthened our resolve to grow your company by providing superior service and products to City Bank customers.

Fourth Quarter Earnings Rise 90.7%

Consolidated net income for the year ended December 31, 2003 was $20.7 million, or $4.72 per diluted share. This is a 53.9% increase over consolidated net income of $13.5 million, or $3.11 per diluted share, in 2002.

Consolidated net income for the quarter and year ended December 31, 2003 includes $470,000 ($320,000, or $0.08 per share, after tax) and $6.6 million ($4.4 million, or $1.01 per share, after tax), respectively, in expenses associated with the defense of the unsolicited hostile takeover proposal announced by Central Pacific Financial Corp. on April 16, 2003.

Consolidated net income for the quarter ended December 31, 2003 totaled $6.9 million, or $1.56 per diluted share, a 90.7% increase over consolidated net income of $3.6 million, or $0.83 per diluted share, over the same quarter in 2002.

City Bank has delivered three consecutive quarters of outstanding financial performance fueled by increased growth of the Bank’s core businesses. Loan volume in our California operations and our Hawaii mortgage banking business continue to exceed expectations. As we continue to execute on our business plan and improve our asset quality, we believe City Bank is better-positioned than ever to deliver sustainable growth and enhance value for CB Bancshares shareholders.

At December 31, 2003, total stockholders’ equity was $169.2 million, an increase of $18.2 million, or 12.1%, over December 31, 2002. Return on equity for the year ended December 31, 2003 was 13.00% (15.77% excluding the unsolicited hostile takeover proposal expenses), an increase from 9.35% in 2002. In December 2003, the Company paid a cash dividend of $0.36 per common share, an increase of 227.3% over the $0.11 per common share paid in December 2002.

City Bank Wins National SBA Award

In December, our dedication and commitment to our small business customers were recognized by the U.S. Small Business Administration Office of Advocacy, which named City Bank the top small-business-friendly bank in the State of Hawaii. Mahalo to our small business customers for their patronage.

Opinion Poll Shows Massive Opposition to Takeover

A recent public opinion poll conducted by The Pacific Fielding Center reveals broad community opposition to the attempted hostile takeover of City Bank by Central Pacific Financial Corp. Using standard survey protocols, telephone interviews were conducted with Hawaii residents, including a randomly selected sample of Central Pacific’s own business loan customers. The results are dramatic.

• When asked if the State of Hawaii should approve Central Pacific’s hostile takeover attempt of City Bank, an overwhelming 79% of the general population said they believe the State should reject it. Only 7% support State approval, an eleven-to-one opposition to State approval.

• Central Pacific’s own customers oppose the takeover in even greater numbers than the general public, with an overwhelming 82% saying the State should not approve the merger.

• A significant majority, 73% of the general public and 75% of Central Pacific’s customers, say that a hostile takeover is “not the way to do business in Hawaii.”

• When asked what the effects of the merger would be, respondents cited “less access to service in small communities,” “a reduction in service to small business,” “less competition,” “less friendly service,” “higher fees” and “higher loan rates.”

(Sample size for the general public was 400 and has a margin of error of 4.7%. 125 Central Pacfic customers were polled with a margin of error of 8.4%. A detailed copy of the poll is available online at CityBankHawaii.com.)

Thousands Support City Bank at Public Hearing

The support reflected in the opinion poll echoes testimony given at the public hearing held by the State of Hawaii Division of Financial Institutions in December. In an unprecedented two days of public testimony, shareholders, customers, employees, businesses and labor organizations spoke out against the hostile takeover attempt being waged by Central Pacific.

More than 200 individuals testified in favor of City Bank at the hearings. Thousands more signed petitions, wrote letters and submitted testimony in support of our position. Testifiers said they believed a forced merger between City Bank and Central Pacific would result in less competition, less choice, and a decline in services in what is already one of the most under-banked states in the nation. Only 20 people – most of them Central Pacific’s own directors, managers and consultants – testified at the hearing in support of the hostile takeover attempt.

Mahalo For Your Support

Our record financial results in 2003 demonstrate that our Board and management are successfully executing on our business plan and delivering sustainable growth. We hope that you share our enthusiasm for all that our company has accomplished over the past year. We are gratified by the support and loyalty of our shareholders, customers and employees and intend to work even harder in 2004. On behalf of the entire City Bank family, we thank you for allowing us to be a part of your company. We are all Proud To Be City Bank.

Sincerely,

Lionel Y. Tokioka	Ronald K. Migita

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could.” Forward-looking statements are CB Bancshares’ current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.
Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares’ Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.